UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER: 0-9023

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Comdial Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comdial Corporation

106 Cattlemen Road

Sarasota, Florida 34232

COMDIAL CORPORATION

401(K) PLAN

INDEPENDENT AUDITORS’ REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001 AND 2000

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of

Comdial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Comdial Corporation 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                    /s/ Kerkering, Barberio & Co., P.A.

Sarasota, Florida

March 24, 2003

COMDIAL CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
Assets
Investments
Mutual funds	$21,346,964	$28,243,146
Common/collective trusts	2,377,451	—
Comdial Corporation common stock	16,845	1,390
Participant loans	57,032	122,779

Total investments	23,798,292	28,367,315

Net Assets Available for Benefits	$23,798,292	$28,367,315

The accompanying notes are an integral part of these financial statements.

COMDIAL CORPORATION

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets
Net appreciation (depreciation) in fair value of investments
Mutual funds	$(1,756,217)	$(731,940)
Common/collective trusts	107,301	—
Comdial Corporation common stock	(26,143)	(12,009)

Total net depreciation in fair value of investments	(1,675,059)	(743,949)
Dividend income	789,485	1,934,194
Participant loan interest	6,666	7,905

Total investment income (loss)	(878,908)	1,198,150

Contributions
Employer contributions	380,695	607,466
Participant contributions	1,219,492	1,768,288
Rollovers	71,547	266,292

Total contributions	1,671,734	2,642,046

Total additions	792,826	3,840,196

Deductions from Net Assets
Administrative fees	18,122	777
Benefits paid to participants	5,343,727	3,724,533

Total deductions	5,361,849	3,725,310

Net increase (decrease) in net assets	(4,569,023)	114,886

Net Assets Available for Plan Benefits
Beginning of the year	28,367,315	28,252,429

End of the year	$23,798,292	$28,367,315

The accompanying notes are an integral part of these financial statements.

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1 - Description of Plan

The following description of the Comdial Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Background

Effective January 1, 1984, Comdial Corporation (Company) adopted separate Hourly and Salaried Employees Savings and Stock Investment Plans. Effective June 1, 1988, the Hourly Plan was merged into the Salaried Plan and the name was changed to the Comdial Corporation Employees Savings and Stock Investment Plan (SSIP).

Effective January 1, 1989, the SSIP was amended and the name was changed to the Comdial Corporation 401(k) Plan. The amendments were adopted to bring the Plan into compliance with the Tax Reform Act of 1986 and to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

Pursuant to the stock acquisition of Aurora Systems, Inc. by the Company, the Aurora Systems, Inc. 401(k) Profit Sharing Plan was merged into the Comdial Corporation 401(k) Plan effective August 1, 1996.

General

The Plan is a defined contribution pension plan covering all full-time and part-time employees of Comdial Corporation. The Comdial Corporation Board of Directors and the Plan administrator control and manage the operation and administration of the Plan. T. Rowe Price Trust Company is the current trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan allows participants to contribute from 1% to 17% of compensation, which must be made in whole percentages. The Company matches 50% up to the first 6% of participant contributions.

Participant Accounts

The Plan maintains separate participant accounts for SSIP contributions made before January 1, 1989 and 401(k) contributions made January 1, 1989 and thereafter. Income is allocated to participant accounts based on the individual account balance as a percent of total fund balance.

Hardship Loan

A participant may receive a hardship loan based on the loan program set forth by the Plan. Loans shall be a minimum of $1,000 and a maximum of $50,000, not to exceed 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five years. A participant can have only one loan outstanding. Current loans bear an interest rate of between 8.75% and 10.5%.

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000

Note 1 - Description of Plan (Continued)

Vesting

Participants are immediately vested in their contributions and earnings thereon. Participants become vested in employer 401(k) contributions as follows:

Years of Service Completed	Vested Percentage
Less than 1 year	0%
1 years	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Additionally, these participants become 100% vested upon normal retirement, early retirement, death, or permanent disability.

Payment of Benefits

The Plan pays benefits in accordance with both 401(k) and SSIP provisions. Vested 401(k) account balances may be paid upon retirement, disability, termination of employment, or death. Participants, or their beneficiaries, may elect to receive lump sum, installment, or annuity payments. Participants may make early hardship withdrawals of 401(k) employee contributions, but not the earnings on these contributions, and vested employer contributions. Hardship withdrawals must be submitted in writing and approved by the Company.

Participants in the prior SSIP may withdraw SSIP account balances at any time. There are no Internal Revenue Service regulations restricting SSIP withdrawals.

Distributions from the Company Stock Fund under the SSIP provisions may be elected to be made in full shares of stock with fractional shares paid in cash.

Benefits Payable

At December 31, 2001 and 2000, there were no amounts due to participants who had withdrawn from the Plan.

Forfeitures

At December 31, 2001 and 2000 forfeited nonvested accounts totaled $38,341 and $35,282, respectively. These accounts will be used to reduce future Company matching contributions. During 2001 and 2000, forfeitures reduced company-matching contributions by $23,731 and $6,763, respectively.

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000

Note 1 - Description of Plan (Continued)

Investments

Contributions are invested, as directed by the participants, in the following funds:

Comdial Corporation Common Stock

Morgan Stanley Dean Witter Institutional International Equity

T. Rowe Price Balanced Fund

T. Rowe Price Blue Chip Growth Fund

T. Rowe Price Equity Income Fund

T. Rowe Price Equity Index 500 Fund

T. Rowe Price Mid-Cap Growth Fund

T. Rowe Price New Horizons Fund

T. Rowe Price Small-Cap Value Fund

T. Rowe Price Spectrum Income Fund

T. Rowe Price Stable Value Fund

Participants have a unique personal identification number and may change or transfer their investments options at anytime by using T. Rowe Price’s Plan Account Line or accessing account information via the Internet at rps.troweprice.com.

Effective April 1, 1990, the Company Stock Fund investment option was eliminated and investment balances were transferred to other investment options as directed by participants. However, contributions made to the Company Stock Fund by participants prior to January 1, 1989, under the SSIP were not required to be transferred.

Effective January 1, 2001 Comdial Corporation Common Stock was offered as an investment option.

Reclassifications

To facilitate comparison of financial data, certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 reporting presentation. Such reclassifications had no effect on net increase of plan assets previously reported.

Note 2 - Summary of Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual result could differ from those estimates.

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000

Note 2 - Summary of Accounting Policies (Continued)

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Basis of Valuation

The following accounting policies were used in determining the value of participants’ equity:

1.	Investments are stated at their fair value, which is based on the underlying investments at quoted market prices adjusted for accrued income and expenses.

2.	Distributions to participants are recorded as of the last day of a calendar quarter following a distribution request. Transfers between investment funds are recorded as of the effective date of the transfer.

Comdial Corporation pays all usual and reasonable administrative expenses of the Plan.

Note 3 - Investments

The following is a summary of information regarding the Plan:

	2001	2000
Statement of Net Assets Available for Benefits:
Investments:
Mutual funds	$21,346,964	$28,243,146
Common/collective trusts	2,377,451	—
Comdial Corporation common stock	16,845	1,390
Participant loans	57,032	122,779

Statement of Changes in Net Assets Available for Benefits:

Earnings from investments:
Net depreciation in fair value of investments	(1,675,059)	(743,949)
Dividend income	789,485	1,934,194
Participant loan interest	6,666	7,905

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000

Note 4 - Investments Exceeding 5% of Net Assets

The Plan’s investments, which exceed 5% of net assets available for benefits are as follows for the years ended December 31:

	2001	2000
T. Rowe Price Stable Value Fund	$2,377,451	$—
T. Rowe Price Small Cap Growth Fund	3,227,956	2,890,498
T. Rowe Price Mid-Cap Growth Fund	1,262,349	1,626,115
T. Rowe Price Equity Income Fund	4,446,741	5,014,935
T. Rowe Price Blue Chip Growth Fund	6,839,127	9,690,605
T. Rowe Balanced Fund	4,532,737	6,148,606
T. Rowe Price Prime Reserve Fund	—	2,066,766

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions set forth in ERISA. In the event the plan is terminated, all participants would become fully vested in their accounts.

Note 6 - Partial Termination

During 2000, the Company concluded that a partial termination occurred with respect to the Plan. Pursuant to the requirements of Code section 411(d)(3), all participants affected by the partial termination are one hundred percent vested in their accrued benefits as of the date of their termination of employment.

Note 7 - Corrective Action Plan

The Company is engaged in a corrective action plan to correct participant account balances. Employees terminated due to a partial termination of the company did not become one hundred percent vested in their accrued benefits as required by Code section 411(d)(3). The company has made plans to notify these employees of their additional accrued benefits and to correct participant account balances.

Note 8 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. The T. Rowe Price Trust Company is the Plan Trustee as such these investment transactions qualify as party-in-interest transactions.

COMDIAL CORPORATION

401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001 AND 2000

Note 9 - Income Tax Status

The Plan obtained its latest determination letter on April 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the application requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SUPPLEMENTAL INFORMATION

COMDIAL CORPORATION

401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification: 94-2443673

Plan number: 005

(a)	(b) Identity of Issuer/ Description of Investment	(c) Shares/Par Value	(d) Cost	(e) Market Value

*	T. Rowe Price Stable Value Fund	2,377,451	$2,377,451	$2,377,451
	MSDW Institutional International Equity	2,241	37,242	34,933
*	T. Rowe Price New Horizons Fund	226	5,011	5,118
*	T. Rowe Price Small - Cap Value Fund	142,452	2,783,012	3,227,956
*	T. Rowe Price Equity Index 500 Fund	1,101	37,065	33,953
*	T. Rowe Price Mid Cap Growth Fund	32,039	1,284,831	1,262,349
*	T. Rowe Price Balanced Fund	259,162	4,765,066	4,532,737
*	T. Rowe Price Equity Income Fund	188,023	4,923,578	4,446,741
*	T. Rowe Price Spectrum Income Fund	90,948	1,009,257	964,050
*	T. Rowe Price Blue Chip Growth Fund	236,076	7,285,364	6,839,127
*	Comdial Corporation Common Stock	51,044	49,480	16,845
	Participant Loans	8.75% - 10.50%	—	57,032

	Total		$24,557,357	$23,798,292

*	Represents a fund managed by a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMDIAL CORPORATION 401(K) PLAN

Date: March 30, 2004	By:	/s/ Kenneth M. Clinebell
Kenneth M. Clinebell, Senior Vice President,
Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Auditors - Kerkering, Barberio & Co., P.A.